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JAN 03 2012

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

Washington, DC
125

SEC FILE NUMBER
8- 40998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/30/10 AND ENDING 09/30/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUDSON VALLEY CAPITAL MANAGEMENT INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2039 ALBANY POST ROAD

(No. and Street)

CROTON-ON-HUDSON

NEW YORK

10520

(City)

(State)

(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK J. GILLIS 914 734 2626

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN GREVE & COMPANY, CPA P.C.

(Name - if individual, state last, first, middle name)

485 JERICO TURNPIKE, MINEOLA, NY

11501

(Address)

(City)

(State)

(Zip Code)

CHECK ONE:

- Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Check
1/25/12
1/25/12

OATH OR AFFIRMATION

I, MARK J. GILLIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUDSON VALLEY CAPITAL MANAGEMENT INC., as of SEPTEMBER 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
_____
_____


_____
Signature
CEO / CFO
_____
Title

Carrie A Fountain
Notary Public
FOUNTAIN, CARRIE A
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION 01F08084389
QUALIFIED IN FRANKLIN COUNTY
COMMISSION EXPIRES SEPT 18, 2013

- This report ** contains (check all applicable items):
- (a) Facing Page.
  - (b) Statement of Financial Condition.
  - (c) Statement of Income (Loss).
  - (d) Statement of ~~CASH FLOWS~~ CASH FLOWS
  - (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
  - (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
  - (g) Computation of Net Capital.
  - (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
  - (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
  - (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
  - (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
  - (l) An Oath or Affirmation.
  - (m) A copy of the SIPC Supplemental Report.
  - (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HUDSON VALLEY CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

September 30, 2011 and 2010

TABLE OF CONTENTS

	<u>Page</u>
Auditor's Report.....	1
Comparative Statement of Financial Condition.....	2
Comparative Statement of Income	3
Comparative Statement of Changes in Shareholders' Equity.....	4
Comparative Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplementary Information	
Schedule I.....	8
Schedule II.....	9
Schedule III	10
Independent Auditor's Report.....	11-12



COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Hudson Valley Capital Management, Inc.
Croton-On-Hudson, New York

We have audited the accompanying comparative balance sheet of Hudson Valley Capital Management, Inc. as of September 30, 2011 and 2010 and the related statements of income and shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Valley Capital Management, Inc. as of September 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Schedules II and III are supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mineola, NY
December 20, 2011

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
As of September 30, 2011 and 2010

ASSETS

	<u>2011</u>	<u>2010</u>
Cash	\$ 9,261	\$ 1,298
Deposit at clearing broker (Note 3)	50,115	50,004
Other assets	1,699	1,985
Income receivable	19,155	17,691
	<u>80,230</u>	<u>70,978</u>
TOTAL ASSETS	<u>\$ 80,230</u>	<u>\$ 70,978</u>

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities

Commissions payable	\$ 11,417	\$ 11,034
Accrued expenses	2,958	3,615
	<u>14,375</u>	<u>14,649</u>
Total liabilities	<u>14,375</u>	<u>14,649</u>

Shareholders' Equity (Deficit)

Common stock, no par value, 750 shares authorized, 100 shares issued and outstanding	100	100
Additional paid-in capital	80,233	62,500
Retained earnings (deficit)	(14,478)	(6,271)
	<u>65,855</u>	<u>56,329</u>
Total Shareholder's Equity	<u>65,855</u>	<u>56,329</u>

**TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY**

<u>\$ 80,230</u>	<u>\$ 70,978</u>

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
For the Years Ended September 30, 2011 and 2010

	<u>2011</u>	<u>2010</u>
Income	\$ 526,167	\$ 231,312
Expenses	<u>534,058</u>	<u>238,572</u>
OPERATING LOSS	<u>(7,891)</u>	<u>(7,260)</u>
Non-Operating Income		
Interest income	<u>9</u>	<u>15</u>
Total Non-Operating Income	<u>9</u>	<u>15</u>
Net Loss before provisions for income tax	(7,882)	(7,245)
Provision for income tax	<u>325</u>	<u>75</u>
NET LOSS FOR YEAR	<u><u>\$ (8,207)</u></u>	<u><u>\$ (7,320)</u></u>

HUDSON VALLE CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES OF SHAREHOLDERS' EQUITY
For the Years Ended September 30, 2011 and 2010

	2011					
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance October 1, 2010	100	\$ 100	\$ 62,500	\$ (6,271)	\$ -	\$ 56,329
Activity Fiscal year ended September 30, 2011						
Net (Loss)				(8,207)		(8,207)
Shareholder Contributions			17,733			17,733
Balance September 30, 2011		<u>\$ 100</u>	<u>\$ 80,233</u>	<u>\$ (14,478)</u>	<u>\$ -</u>	<u>\$ 65,855</u>

	2010					
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance October 1, 2009	100	\$ 100	\$ (32,637)	\$ 40,004	\$ (19,049)	\$ (11,582)
Activity Fiscal year ended September 30, 2010						
Net (Loss)				(7,320)		(7,320)
Liquidating Dividend - prior shareholder			32,637	(38,955)	19,049	12,731
Shareholder Contributions			62,500			62,500
Balance September 30, 2010		<u>\$ 100</u>	<u>\$ 62,500</u>	<u>\$ (6,271)</u>	<u>\$ -</u>	<u>\$ 56,329</u>

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For the Years Ended September 30, 2011 and 2010

	<u>2011</u>	<u>2010</u>
<u>Cash Flows from Operating Activities</u>		
Net (Loss)	\$ (8,207)	\$ (7,320)
Adjustments to reconcile net income to net cash provided by (Used in) Operating Activities:		
Changes in:		
Deposits in Clearing Broker	(111)	(40,004)
Other Assets	286	(1,985)
Income Receivable	(1,464)	(12,783)
Commissions Payable	383	11,034
Accrued Expenses	(657)	2,615
Total adjustments	<u>(1,563)</u>	<u>(41,123)</u>
Net Cash Provided by Operating Activities	<u>(9,770)</u>	<u>(48,443)</u>
<u>Cash Flows From Investing Activities</u>		
Additional Paid-in-Capital	17,733	62,500
Liquidating Distribution		<u>(12,826)</u>
Net Cash Used in Investing Activities	<u>17,733</u>	<u>49,674</u>
Net Increase (Decrease) in Cash	7,963	1,231
CASH AT BEGINNING OF PERIOD	<u>1,298</u>	<u>67</u>
CASH AT END OF PERIOD	<u>\$ 9,261</u>	<u>\$ 1,298</u>
 <u>Supplemental Disclosures</u>		
Cash paid during the Year for:		
Income taxes paid	<u>\$ 66</u>	<u>\$ -</u>

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2011

Note 1 – ORGANIZATION AND NATURE OF BUSINESS

Hudson Valley Capital Management, Inc. (the "Company") is a registered general securities broker-dealer and is subject to regulation of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates as an introductory security dealer, earning commissions on investments recommended through financial planning activities of related companies.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting.

As of September 30, 2011, all income receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – CLEARING BROKER ACCOUNT

Amounts due to the clearing brokers are secured by a deposit in the amount of \$50,115. As of September 30, 2011 there were net commissions due from the clearing broker in the amount of \$19,155.

Note 4 - COMMITMENTS

The Company leases office space located at 2039 Albany Post Road, Suite 200, Croton-On-Hudson, New York. There is no formal lease agreement in place at this time. Monthly rent expense is \$900 per month. Rent paid for the fiscal year ended September 30, 2011 amounted to \$9,675.

Effective July 1, 2011, the Company leased additional office space located at 8 Academy Street, Saranac Lake, New York. The lease is for one year and expires on June 30, 2012. There is no provision to extend the lease beyond its expiration date. Monthly rent is \$700 per month. Rent paid for the fiscal year ended September 30, 2011 amounted to \$2,800 which included an extra fee for holding the office space until the commencement of the lease.

Note 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, The Company is subject to the Uniform Net Capital Rules of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of \$5,000 or 6 2/3% of "Aggregate Indebtedness." As of September 30, 2011 the Company's "Net Capital" was \$55,770. This exceeds the requirements by \$50,770. The ratio of "Aggregate Indebtedness" to "Net Capital" was 2.57 to 1 at September 30, 2011.

Note 6 – TRADE ERROR

During the fiscal year ended September 30, 2011, the Clearing Broker changed its trading platform causing "Trading Errors" in customer's account which became the responsibility of the Company. "Trade Error Losses" for the reporting period amounted to \$108,462.00

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2011

Note 7 – CHANGE IN OWNERSHIP

On December 31, 2009, the outstanding shares of Securities Trading, Inc. were sold to Hudson Valley Capital Management, L.L.C. Subsequently, the new shareholders changed the name of the corporation to Hudson Valley Capital Management, Inc. At closing the only assets of the corporation were its licenses. All other assets and liabilities were distributed to original owner.

HUDSON VALLEY CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION

September 30, 2011

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION-SCHEDULE - I
For the Years Ended September 30, 2011 and 2010

	<u>2011</u>	<u>2010</u>
<u>Income:</u>		
Commissions	\$ 334,857	\$ 231,312
Private Placement Income	191,310	-
Interest income	9	15
TOTAL INCOME	\$ 526,176	\$ 231,327
<u>Expenses:</u>		
Commissions	\$ 314,729	\$ 146,571
Rent and Occupancy Costs	12,652	14,752
NASD Fees	8,061	10,950
Computer Software and Repairs	3,662	9,768
Website Expense	3,000	-
Other General and Administrative	20,039	9,017
Professional Fees	15,373	8,250
Meals and Entertainment	5,953	6,729
Automobile Expense	7,094	5,926
Dues and Subscriptions	2,901	5,450
Travel Expense	1,102	5,085
Office Maintenance and Cleaning	5,045	4,640
Telephone Expense	5,623	3,506
Advertising	772	3,505
Professional Development	2,372	1,800
Trade Error Expense	108,462	-
Insurance	384	-
Moving Expense	6,121	-
Contributions	1,000	1,355
Employee Benefits	9,431	1,218
Education and Seminars	282	50
TOTAL EXPENSES	\$ 534,058	\$ 238,572

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1-SCHEDULE - II
For the Year Ended September 30, 2011 and 2010

	<u>2011</u>	<u>2010</u>
CREDITS		
Shareholders' equity	<u>\$ 65,855</u>	<u>\$ 56,329</u>
DEBITS		
Other Assets	(999)	
Ticket fee income	(5,003)	(3,356)
Unsecured debits	(3,081)	(573)
Investments	(1,002)	(1,000)
Total debits	<u>(10,085)</u>	<u>(4,929)</u>
 Net Capital	 <u>55,770</u>	 <u>51,400</u>
 MINIMUM NET CAPITAL REQUIREMENT - GREATER OF \$5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF \$14,375	 <u>5,000</u>	 <u>5,000</u>
 EXCESS NET CAPITAL	 <u>50,770</u>	 <u>46,400</u>
 RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	 <u>.257 to 1.00</u>	 <u>.314. to 1.00</u>
 SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accrued Expenses - Commissions Payable	<u>14,375</u>	<u>14,649</u>
 RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2011:		
Net capital as reported in Company's Part IIA (unaudited) focus report	<u>55,396</u>	<u>56,402</u>
Net Audit Adjustments	<u>10,459</u>	<u>73</u>
 Net Capital Per Above	 <u>\$ 65,855</u>	 <u>\$ 56,329</u>

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION – SCHEDULE III
For the Year Ended September 30, 2011

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k (2) (ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement

Pursuant to Paragraph (d) (4) of Rule 17a-5, for the year ended September 30, 2011, there are material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA.



COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Hudson Valley Capital Management, Inc.
Croton-On-Hudson, New York

In planning and performing our audit of the financial statements and supplemental schedules of Hudson Valley Capital Management, Inc. (the Company) for the year ended September 30, 2011, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- 1- Making quarterly securities examinations, counts, verification, and comparisons.
- 2- Recordation of differences required by rule 17a-13.
- 3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and have communicated them in writing to management and have advised the Company to notify those charged with government on December 21, 2011. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by an employee in the normal course of performing their assigned functions.

INDEPENDENT AUDITOR'S REPORT (cont'd)

We identified the following deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Hudson Valley Capital Management, Inc. as of September 30, 2011 and for the year then ended, and this report does not affect our report thereon dated December 20, 2011.

Due to a change in the trading platform used by the Company's Clearing Broker, the Company incurred material trade errors in customers' accounts for which the Company was responsible.

The Company could not provide proper receipts for Petty Cash reimbursements. As a result all payments were allocated to the managing members as "Commission Payouts."

This report recognizes that it is not practicable in an organization the size of Hudson Valley Capital Management, Inc. to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

A handwritten signature in cursive script that reads "Cohen Green & Company". The signature is written in black ink and has a long, sweeping underline that extends to the right.

Mineola, NY
December 20, 2011



COHEN GREVE & COMPANY CPA, P.C.

Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

—
Henry P. Greve, CPA

—
Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

December 20, 2011

To The Board of Directors of
Hudson Valley Capital Management Inc.
8 Academy Street
Saranac Lake, NY 12983

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Hudson Valley Capital Management Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Hudson Valley Capital Management Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hudson Valley Capital Management Inc.'s management is responsible for the Hudson Valley Capital Management Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequentially, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers consisting of general ledger reports, and an excel file, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers consisting of general ledger reports, and an excel file, supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 in which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the object of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Greve & Company PC

Cohen Greve & Company CPA, PC

SEC
Mail Processing
Section

JAN 03 2012

Washington, DC
125

Acknowledged:


_____
HUDSON VALLEY CAPITAL MANAGEMENT INC.

12/31/11
_____
DATE

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
 FOR YEAR ENDED SEPTEMBER 30, 2011
 DATE: JANUARY 5, 2012

Reconciliation-Focus Report to SIPC-7
 Reconciliation - Focus Report to FS FYE 9/30/11

Purpose: workpaper support agreed upon procedures letter re: SIPC Assessment Reconciliation
 Conclusion: SPIC-7 appears reasonably stated in all material respects.

Focus Report 12/31/10	89,295 b
Focus Report 03/31/11	128,176 b
Focus Report 06/30/11	245,308 b
Focus Report 09/30/11	<u>47,055 b</u>
	509,834
Audited FS FYE 09/30/11	<u>526,167</u>
Difference	<u><u>16,333 a</u></u>
Total SIPC Operating Revenues	526,167
General Assessment Rate	<u>0.0025</u>
General Assessment	<u>1,315.42</u> agreed to Amended SPIC-7
Less Payment with SIPC-6 (05/03/11)	543.67
Less Payment with SIPC-7 (11/28/11)	<u>403.87 (947.54)</u>
Balance Due Amended SIPC-7	<u><u>367.88</u></u>

- a Trade errors were netted with income on Focus Reports and shown as expense on the financial statements
 b agreed to Focus Report for the quarter